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                              May 11, 2020

       Vicky Sharma
       President
       Starguide Group, Inc.
       275 Jatwada, Dasna Gate near Old Bus Stand
       Ghaziabad, Uttar Pradesh, India 201002

                                                        Re: Starguide Group,
Inc..
                                                            Registration
Statement on Form S-1
                                                            Filed April 15,
2020
                                                            File No. 333-237681

       Dear Mr. Sharma:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed April 15, 2020

       General Information About our Company, page 5

   1. You state here that you have been engaged in negotiation of supply and distribution contracts. If so,
please revise your disclosure about your Business to explain the terms of these contracts and the
identity of such supplier(s), consistent with Item 101(h)(4)(v) of
                                                        Regulation S-K.
       Description of Our Business, page 13

   2. It appears that you may be a shell company as defined in Securities Act Rule 405, because you have no or nominal
assets (or assets consisting solely of cash or cash equivalents), and you have no or
nominal operations. Accordingly, please revise your prospectus, including the cover
page and prospectus summary, to disclose that you are a shell
 Vicky Sharma
Starguide Group, Inc.
May 11, 2020
Page 2
         company; please further disclose in appropriate places, including the Risk Factors section, the consequences, challenges and risks of that status and the potential reduced liquidity or illiquidity of your securities. If you do not believe you are a shell company, please provide us with your legal analysis in support of your belief.
3. We note that you are planning to export Indian traditional art and crafts. Please expand your business description to include the regulation of the export of Indian art and crafts products. For example, please disclose, if applicable, whether you will have to obtain an Import Export Code and an export license. You should also discuss, if applicable, whether you have to register with the Indian Chamber of Commerce in order to identify your products as Indian. These are only examples, your discussion should cover the cost and how long it will take to obtain all approvals and licenses that are applicable to your business. Please see Item 101(h)(4)(viii) and Item 101(h)(4)(ix) of
         Regulation S-K.
Election under Section 107(b) of the JOBS Act, page 16

4. According to your disclosure here, you have elected to avail yourself of the extended transition period for complying with new or revised accounting standards under Section
         102(b)(1), please provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Also, state that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. In addition, please revise your registration statement cover page to clearly mark the box indication that you have elected the transition period for complying with any new or revised financial accounting standards provided by Section 7(a)(2)(B) of the Securities Act.
Exhibits
FirstName LastNameVicky Sharma
5. Please file all required exhibits, such as the legal opinion in a timely manner so that we
Comapany NameStarguide Group, Inc.
       may have time to review them before you request that your registration statement become effective.
May 11, 2020 Page 2
FirstName LastName
 Vicky Sharma
FirstNameGroup, Inc.
Starguide LastNameVicky Sharma
Comapany NameStarguide Group, Inc.
May 11, 2020
May 11, 2020 Page 3
Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Theresa Brillant, Staff Accountant at 202-551-3307 or Bill Thompson,
Accounting Branch Chef at 202-551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney at 202-
551-3342 or Mara Ransom, Office Chief at 202-551-3264 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services